


SEC MAIL PROCESSING
RECEIVED
OCT 1 0 2006
WASH. D.C.
160
SECTION

Cadre Resources 82-

82-02911

SUPPL

Notice to Reader

The accompanying un-audited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for interim financial statement reviews.

September 28, 2006

"Stanley L. Sandner"
President

dw 10/18

CADRE RESOURCES LTD.

BALANCE SHEETS

July 31, 2006 and October 31, 2005

(Expressed in U.S. dollars)

Unaudited

	2006	2005
ASSETS		
Current		
Cash	$ 5,032	$ 18,950
Receivables	4,131	4,924
	9,163	23,874
Mineral Concessions - Caroni (Note 3)	223,409	212,571
Capital assets	5,793	6,263
	$ 238,365	$ 242,708
LIABILITIES		
Current		
Accounts payable	$ 559,431	$ 407,953
Shareholders' advances	42,075	-
	601,506	407,953
SHAREHOLDERS' DEFICIENCY		
Capital stock (Note 4)	5,836,883	5,836,883
Contributed Capital	120,283	120,283
Cumulative translation adjustment	(93,714)	(85,185)
Deficit	(6,226,593)	(6,037,226)
	(363,141)	(165,245)
	$ 238,365	$ 242,708

Nature and continuance of operations (Note 1)

Subsequent events (Note 8)

On behalf of the Board:

"Stanley L. Sandner" Director "Marcello Veiga " Director

These financial statements should be read in conjunction with the most recent annual audited financial statements

The accompanying notes are an integral part of these financial statements

CADRE RESOURCES LTD.

STATEMENTS OF LOSS AND DEFICIT

For The Nine Months Ended July 31, 2006 and 2005

(Expressed in U.S. dollars)

Unaudited

Three Months Ended			Nine Months Ended	
2006	2005		**2006**	2005
		Expenses		
381	385	Depreciation	**1,144**	1,155
1,504	5,902	Professional Fees	**56,407**	21,579
34,926	19,470	Management and consulting fees	**103,368**	58,809
1,789	3,024	Office and miscellaneous	**7,770**	7,537
2,200	2,064	Shareholder costs and listing fees	**9,509**	10,826
462	97	Telephone	**2,493**	578
6,000	395	Travel and promotion	**8,854**	1,135
47,261	31,337	Net Loss	**189,544**	101,619
6,179,332	5,857,806	Deficit, beginning of period	**6,037,049**	5,787,524
$ 6,226,593	$ 5,889,143	Deficit, end of period	**$ 6,226,593**	$ 5,889,143
$ (0.003)	$ (0.002)	Loss per share	**$ (0.010)**	$ (0.007)

These financial statements should be read in conjunction with the most recent annual audited financial statements

The accompanying notes are an integral part of these financial statements

CADRE RESOURCES LTD.

STATEMENTS OF CASH FLOWS

For The Nine Months Ended July 31, 2006 and 2005
(Expressed in U.S. dollars)
Unaudited

Three Months Ended 2006	Three Months Ended 2005		Nine Months Ended 2006	Nine Months Ended 2005
		NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:		
		OPERATING		
$ (47,261)	$ (31,338)	Net loss for the period	**$ (189,544)**	$(101,619)
		Items not affecting cash:		
381	385	Depreciation	**1,144**	1,155
(46,881)	(30,953)		**(188,401)**	(100,464)
53,654	(24,297)	Changes in non-cash working capital items	**194,346**	(22,553)
6,774	(55,250)		**5,946**	(123,017)
		INVESTING		
0	(121,418)	Mineral concession expenditures	**(5,448)**	(188,891)
(381)	-	Fixed assets	**(522)**	-
(381)	(121,418)		**(5,970)**	(188,891)
		FINANCING		
-	(100,000)	Share subscriptions		(100,000)
(10,809)	(9,300)	Cumulative translation adjustment	**(13,894)**	655
-	373,280	Share capital issued	**-**	502,401
(10,809)	263,980		**(13,894)**	403,056
(4,416)	87,312	Net cash flow	**(13,918)**	91,148
9,448	16,872	Cash, beginning of period	**18,950**	13,036
$ 5,032	$ 104,184	**Cash, end of period**	**$ 5,032**	$ 104,184

These financial statements should be read in conjunction with the most recent annual audited financial statements
The accompanying notes are an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS (Expressed in United States dollars)

These interim financial statements should be read in conjunction with the most recent annual audited financial statements. The significant policies and methods of computation follow that of the most recent annual consolidated financial statements. The disclosures provided in the notes below are incremental to those included in the annual consolidated financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and was continued under the Canada Business Corporations Act on June 19, 1995. The Company's principal business activity is the acquisition and exploration of mineral properties and is considered to be in the exploration stage.

On March 12, 2002, the Company was designated inactive by the TSX Venture Exchange ("TSX-V") and was transferred to the NEX Board on August 18, 2003. The Company is subject to restrictions on share issuances and certain types of payments as set out in NEX policies.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from its creditors, complete public equity financings or generate profitable operations in the future.

These financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

	July 31 2006	December 31 2005
Working Capital Deficiency	(592,343)	(384,079)
Deficit	(6,226,593)	(6,037,226)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon the exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years ended October 31, 2005 and 2004, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted average number of shares outstanding during the year.

Share issue costs

Costs directly identifiable with the raising of share capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred share issue costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

Foreign currency translation

The Company reports using the United States dollar while its functional currency is the Canadian dollar and, accordingly, follows the current rate method of translation. Using the current rate method, all assets and liabilities denominated in foreign currencies are translated into United States dollar equivalents at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the time of the transaction. Gains and losses arising on translation are included as a separate component of shareholders' deficiency.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recorded on a declining balance basis at the following annual rates:

Office equipment	30%
Furniture	20%

NOTES TO THE FINANCIAL STATEMENTS (Expressed in United States dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation

The Company follows the fair value-based method whereby all grants of stock options and direct awards of stock to employees and non-employees are recorded at fair value on the date of grant using the Black-Scholes option pricing model. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MINERAL PROPERTIES

The Company filed a formal application in Venezuela for mineral concessions and a proposed sediment removal program. The application requested exclusive mining rights to certain concessions along the lower Caroni River, Bolivar State. In May 2005, the Company's proposal and application was accepted and the Company commenced work on the program

	Caroni River Venezuela	
	July 31 2006	December 31 2005
Total deferred exploration costs	223,409	212,571

4. CAPITAL STOCK

	Number of Shares	Share Amount	Contributed Surplus
Authorized			
100,000,000 common shares, without par value			
Issued			
Balance, October 31, 2005 and July 31, 2006	18,446,506	$ 5,836,883	$ 120,283

NOTES TO THE FINANCIAL STATEMENTS (Expressed in United States dollars)

4. CAPITAL STOCK (cont'd)

The Company has a Stock Option Plan (the "Plan") whereby it is authorized to grant options to directors, officers, employees and consultants to a maximum of 2,080,000 share of common stock. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years and vest in quarterly tranches over a period of not less than eighteen months.

Stock options and warrants

As at July 31, 2006, the following stock options and warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date.
Options	1,065,666	0.33	March 29, 2010
Warrants	NIL		

5. RELATED PARTY TRANSACTIONS

Included in accounts payable as at July 31, 2006 is $277,558 (2005 - $346,463) due to directors/former directors and companies controlled by directors/former directors of the Company. Accounts payable of $115,279 due to directors of the Company was settled with shares during the 2005 fiscal year.

During the nine months ended July 31, 2006, the Company paid or accrued management fees of $103,368 (2005 - $99,309) to companies controlled by directors and an officer of the Company. These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

7. SEGMENTED INFORMATION

The Company currently operates in Canada and Venezuela in one reportable operating segment, being the acquisition and exploration of resource properties.

Geographic information is as follows:

Loss for the period	Canada	$ 189,544
	Venezuela	-
Capital assets	Canada	$ 5,793
	Venezuela	-

8. SUBSEQUENT EVENTS

There are no significant financial events subsequent to the reporting period.

CADRE RESOURCES LTD.

(An exploration stage company)

MANAGEMENT DISCUSSION AND ANALYSIS
(Form 51-102F1)

Nine Months Ended July 31, 2006

Date: September 28, 2006

General:

The following Management Discussion and Analysis of Cadre Resources Ltd. ("Cadre" or the "Company") was prepared June 28, 2006 and reviews the business of the Company and should be read in conjunction with the Company's financial statements and notes to those statements for the six months ended April 30, 2006 and for the year ended October 31, 2005. Those financial statements and notes have been prepared in accordance with Canadian generally accepted accounting principles. Unless otherwise indicated, the financial statements and the following discussion are based on United States dollars.

All statements contained herein, other than that of historical fact, including without limitation, statements regarding potential mineralization, reserves and sampling results, sub-bottom profiling; future plans and objectives are "forward-looking statements" and involve various risks and uncertainties.

Such forward-looking statements include, but are not limited to, those with respect to timing and estimated production, costs of production, reserve determination, metallurgical recoveries, technologies and economic projections. These statements involve unknown risk uncertainties and other factors which may cause the actual results, performance and achievements to be materially different from projected results, performance or achievements expressed or implied by such forward-looking statements. Such risk factors include, among others; risks related to joint venture operations, actual results of exploration and development, foreign exchange risks related to international operations, operating or reclamation activities, fluctuations in future commodity and material prices, commodity and materials marketing, conclusions of economic evaluations and performance, changes in parameters as plans continue to be refined and typical risks borne by the mining sector. Although the Company has attempted to identify and evaluate important factors that could cause results to differ from those anticipated, estimated or intended, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. In summary, readers should not place undue reliance on such forward-looking statements. The Company is not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

All amounts are expressed in US$ unless otherwise stated.

The Company's public filings are available on the SEDAR website, www.sedar.com.

Description of Business:

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and was continued under the Canada Business Corporations Act on June 19, 1995.

On March 12, 2002, the Company was designated inactive by the TSX Venture Exchange ("TSX-V") and was transferred to the NEX Board on August 18, 2003. The Company is subject to restrictions on share issuances and certain types of payments as set out in NEX policies.

Cadre is a junior exploration company engaged in the business of acquiring, exploring and developing alluvial permits on the lower Caroni River, Bolivar State, Venezuela with a focus on the removal of large volumes of high quality granite/quartz based ASTM Spec sand and gravel aggregates. The Company expects to develop such deposits independently, or through joint ventures, as appropriate. Such deposits are to be developed using two or three modern state-of-the-art dredges equipped with near zero turbidity, high technology, environmentally friendly material removal systems. These dredges are to be connected via slurry pipelines to two land-based processing plants recovering +95% of the value-added material such as gold, diamonds, titanium and heavy mineral sands while reclaiming any residual mercury found within the sediments. A conveyor system will transport the aggregate material from processing plant stockpiles to ship loading facility for domestic and international marketing.

The Company earlier filed a written proposal before various Venezuelan regulatory authorities applying for exclusive rights to evaluate the economical removal, processing and marketing of existing sediments from several unexploited and partially

exploited areas of interest along up to 70 kilometers of the lower Caroni River from Guri Dam to Puerto Ordaz That Proposal specifically requested the right to conduct a bankable Feasibility Study within the Macagua Reservoir (approximately 24 Km X 4 Km) and Caruachi Reservoir (approximately 10 Km X 20 Km) areas in order to confirm and refine pre-feasibility work done to date. In May 2005, INEA, the national institute responsible for water quality maintenance and coordination of aquatic activities, accepted that proposal and granted the Company the go-ahead permit to proceed with Phase One of the feasibility study.

Highlights of the pre-feasibility work indicate the project is ecologically sustainable utilizing gravity and water only (no chemicals) using off-the-shelf, proven, clean, modular equipment to produce at a ramped up production rate of 10 million tons per year, a rate expected to be achieved within 12 to 15 months of a decision to proceed. The Feasibility Study will require sub-bottom profiling, bulk sampling and testing, concurrent with an environmental evaluation, cost/revenue analysis and marketing study.

Following receipt of INEA acceptance of the proposal, and subsequent financing, the Company commenced Phase One of the Feasibility Study, sub-bottom profiling and cubication, in order to confirm known aggregate deposits and refine expert opinions and projections and to corroborate and update earlier work. Phase One was completed during August–September 2005. Results from the precise GPS locations and some 400 line Kms of sub bottom profiling and expert interpretation the data revealed some 100 million cubic meters (160 million tons) of removable reserves. Small grab samples of the material showed it to be of high quality similar to other areas of the lower Caroni. Due to the small sample size the quantity of value added (gold, diamonds and titanium sands) could not be determined. To determine that, a series of 50-100 larger (+/- 20 ton) samples are required as a bulk sample. Plans for the bulk sampling are being formulated leading to a Bankable Feasibility Study (BFS) Completion of the Feasibility Study is expected to take 6-8 months subject to arrangement of financing of various stages. Subject to favorable environmental and economic results of the Study, the Company expects to seek production financing, joint venture partner, or other mutually satisfactory arrangement.

Authorities have described the proposed project as a 'Project of National Interest' and 'precedent setting'. Such statements may explain why acceptance of the proposal has taken a protracted period of time from the date of application.

Related Party Transactions:

The Board of Directors has engaged directors and officers to provide administrative office, field office, secretarial, financial, exploration and public relations on behalf of the Company, pursuant to renewable contracts for services. The value of such services is determined by negotiations between the related parties and the Board based on a review of amounts charged by third parties for similar services. Payment in respect of these services is not in excess of market value. The Company was charged US$103,368 for the nine months ended July 31, 2006 (2005 - $99,309) by companies controlled by directors and an officer of the Company.

Resignation Of Officer and Director

On September 24, 2006, Page Chilcott resigned, as a Director and President of the Company, to pursue other interests. Stanley Sandner has assumed the position President in addition to CEO.

Liquidity and Capital Resources:

Due to the nature of the mining industry, the acquisition, exploration and development of natural resource properties require significant expenditures and time prior to commencement of production. To date, the Company has financed its activities through the sale of equity securities. The Company expects to use similar financing techniques in the future with the possible addition of joint venture arrangements. However, there can be no assurance the Company will be successful with such financings or partnerships.

As the Company has no source of revenue, it will have to rely upon the sale of securities, including private placements, exercise of warrants and exercise of options to provide funding for exploration and development of its mineral interests and administrative expenses.

Operating Results For the Six Months

	July 31	
	Current Year	Prior Year
Cash & Cash Equivalents	5,032	104,184
Working Capital	(550,268)	(324,990)

	Current Year		Prior Year	
	Third Quarter	Year to Date	Third Quarter	Year to Date
Cash Flows	(4,416)	(13,918)	87,312	91,148
Administration Expenses	47,261	189,544	31,337	101,619

Administration costs increase primarily due to management fees charged to administration instead of project costs.

Summary Of Quarterly Results

	July 31 2006	April 30 2006	January 31 2006	October 31 2005
Revenue	Nil	Nil	Nil	Nil
Expenses	$ 47,261	$ 65,553	$ 76,730	$ 268,364
Net Income (Loss)	$ (47,261)	$ (65,553)	$ (76,730)	$(268,364)
Basic and Diluted Income (Loss) per Share	$ (0.003)	$ (0.004)	$ (0.005)	$ (0.018)

	July 31 2005	April 30 2005	January 31 2005	October 31 2004
Revenue	Nil	Nil	Nil	Nil
Expenses	$ 31,337	$ 46,428	$ 23,854	$ 38,033
Net Income (Loss)	$ (31,337)	$ (46,428)	$ (23,854)	$ (38,033)
Basic and Diluted Income (Loss) per Share	$ (0.002)	$ (0.003)	$ (0.002)	$ (0.003)

Financing Activities

	Current Year	Current Year	Prior Year	Prior Year
	Third Quarter	Year to Date	Third Quarter	Year to Date
Share subscriptions	-	-	-	50,000
Share capital issued	-	-	373,280	502,401

Outstanding Share Data:

As at September 28, 2006, 2006 there were 18,446,506 shares outstanding.

As at September 28, 2006 the following stock options and warrants were outstanding:

	Number of Shares	Exercise Price CDN$	Expiry Date
Options	1,065,666	0.33	March 9, 2010
Warrants	Nil		

Outlook:

The market conditions for resource exploration companies and the value of the Company's resources are cyclical. The ability to go forward with a development plan is dependent on commodity price cycles. It can be difficult for companies to raise necessary capital to cover exploration and administrative costs. Similarly, these cycles can make it difficult to enlist joint venture partners. Prices for the commodities contained in the Company's mineral resources, with the periodic exception of gold, have been historically stable with moderate steady increases and may continue to do so. Fortunately, the markets and prices of gold, diamonds, titanium and sand and gravel aggregate are independent of one another, such that prices and demand will not all necessarily fluctuate within the same cycles. Economic conditions for the natural resource industry and junior mining companies have improved in the last year, and there is renewed optimism for the industry although, there is no certainty that these conditions will continue into the future.

The forward progress of the Caroni Project is dependent on regulatory acceptance of the Company's application for title tenure and the exclusive right to exploit and develop. There is no assurance the application will be granted.

Risk Factors and Uncertanties:

The Company is subject to the usual risks associated with junior exploration mining companies hoping to locate economic mineral deposits. As an exploration stage company, there is little chance the Company will realize any operating profits in the short to medium terms. The Company has no history of profitability. The Company is competing for funding and joint venture partners with other exploration companies, many of whom are better capitalized. The Company does not currently have mineral reserves considered to be economic. There is no assurance that the expenditure of additional funds on the project will result in economically recoverable mineral reserves. It may not be possible for the Company to raise additional funds to complete development and achieve profitable production. While the Company has used its best efforts to ensure title and surface rights to areas on the lower Caroni River, those rights and titles may be disputed, if granted.

An investment in the Company's securities is speculative and involves numerous and significant risks and should be undertaken only by a purchaser whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

The Company is an exploration stage company and while the establishment of economic deposits may result in substantial rewards, it is impossible to state that the current program will result in profitable mining operations.

Government Regulations

The Company's exploration rights are subject to government legislation, policies and controls related to exploration and development, environmental protections, taxes and labor standards. There is no guarantee these licenses will be granted or that any renewal of those licenses will be approved. The Company may be required to contribute to the required infrastructure to facilitate the development of these rights. The granting of production permits may require that the Company comply with specific conditions regarding operating procedure, water usage, waste disposal, environmental studies, restoration plans and financial assurances. There are no assurances the Company can comply with any such conditions.

Market Fluctuation

Markets and prices for minerals and commodities are influenced by factors outside the control of the Company including changing production costs, demand for product, inflation rates, commodity inventories, hedging, global politics and economics, consumption rates, availability of substitutes, currency rates, interest rates, speculative activities, and changes in production rates and methods. It is impossible to determine the impact of those factors which may affect commercial viability and return on investment.

Mining Risk

The Company is subject to normal risk encountered in the mining industry and may become subject to liability. Those factors include geological uncertainties, pollution, environmental damage, property damage and other hazards which cannot be insured against or the Company elects not to insure. Payment of such liabilities could have a material adverse affect on the financial well-being of the Company.

Environmental Risk

The mineral industry is subject to extensive government regulation for protection of the environment, including regulations related to air and water quality, reclamation, hazardous waste handling and disposal, plus promotion of occupational health and welfare, which may affect the Company or require the expenditure of significant funds.

Capital Risk

The ability of the Company to proceed with exploration and development is dependent on its ability to secure additional financing or attract joint venture partners. There is no guarantee that the terms of such financing or partnership will be favorable, or available.

Conflict of Interest

Certain of the directors of the Company may from time to time serve as directors of other companies associated with the natural resource industry and consequently the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and their companies. Such directors will declare and refrain from voting on any matters in which such directors may have a conflict of interest.

Key Personnel

The success of the Company is heavily dependent on its key personnel and its ability to retain and attract skilled persons. The Company considers all its personnel to be key personnel but has not entered into employment contracts with all those persons or maintained key-man life insurance on such persons.

Share Liquidity

There can be no assurance an active market for the Common Shares of the Company will continue and any increased demand to buy or sell Common Shares can create volatility in price and volume.

Competition

The global mining industry is subject to government controls and regulations which may vary from time to time and, from place to place. The industry is highly competitive in all phases. The Company competes with numerous other companies in the search for and development, of mineral properties. The ability of the Company to acquire additional properties in the future will depend on its ability to develop present properties and on its ability to select and acquire suitable prospects for exploration. The Company will also be competing with other companies that may have greater resources.

Off-Balance Sheet Arrangements:

The Company has no material off-balance sheet arrangements, no material capital lease arrangements and no long-term debt obligations.

Critical Accounting Estimates:

There have been no changes in accounting policies since the year ended October 31, 2005.

Financial Instruments and Other instruments:

The Company, in management's opinion, is not exposed to significant interest rate, currency or credit risks other than those associated with exchange rate fluctuations between that of the Canadian, US and Venezuelan currencies. The Company's cash is held at one financial institution.

Additional Disclosure for Venture Issuers without Significant Revenue

See unaudited interim financial statements for the six months ended April 30, 2006.